Exhibit 99.B

                 KIEWIT DIVERSIFIED GROUP

               Index to Financial Statements and
               Management's Discussion and Analysis
          of Financial Condition and Results of Operations

Financial Statements:

  Condensed Statements of Operations for the
    three months ended March 31, 1996 and 1995
  Condensed Balance Sheets as of March 31, 1996
    and December 30, 1995
  Condensed Statements of Cash Flows for the
    three months ended March 31, 1996 and 1995
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations


                  KIEWIT DIVERSIFIED GROUP

             Condensed Statements of Operations
                        (unaudited)

                                                    Three months ended
                                                         March 31
(dollars in millions, except per share data)        1996          1995

Revenue                                            $  155        $  141
Cost of Revenue                                       (99)          (85)
                                                   ------        ------
                                                       56            56

General and Administrative Expenses                   (36)          (28)
                                                   ------        ------

Operating Earnings                                     20            28

Other Income (Expense):
  Investment Income, net                               16            12
  Interest Expense, net                                (7)           (8)
  Other, net                                           (1)           10
                                                   ------        ------
                                                        8            14

Equity Loss in MFS                                      -           (42)
                                                   ------        ------

Earnings Before Income Taxes and
  Minority Interest                                    28             -

Provision for Income Taxes                            (10)          (21)

Minority Interest in Net Income
  of Subsidiaries                                       -            (3)
                                                   ------        ------

Net Earnings (Loss)                                $   18        $  (24)
                                                   ======        ======

Earnings (Loss) Per Common & Common
     Equivalent Share                              $  .77        $(1.14)
                                                   ======        ======



See accompanying notes to condensed financial statements.


                  KIEWIT DIVERSIFIED GROUP
                  Condensed Balance Sheets
                                                  March 31,   December 30,
                                                    1996          1995
(dollars in millions)                            (unaudited)

Assets
Current Assets:
  Cash and cash equivalents                        $  277        $  363
  Marketable securities                               500           484
  Receivables, less allowance of $2 and $2             82            81
  Deferred income taxes                                 6             5
  Other                                                38            34
                                                   ------        ------
Total Current Assets                                  903           967

Property, Plant and Equipment,
  less accumulated depreciation and
  amortization of $303 and $289                       517           506
Investments                                           490           459
Intangible Assets, net                                475           462
Other Assets                                           79            94
                                                   ------        ------
                                                   $2,464        $2,488
                                                   ======        ======

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                                 $   42        $   61
  Current portion of long-term debt:
     Telecommunications                                35            36
     Other                                              2             4
  Accrued costs and billings in excess
     of revenue on uncompleted contracts               13            10
  Accrued reclamation and other mining costs           17            18
  Other                                                75            86
                                                   ------        ------
Total Current Liabilities                             184           215

Long-Term Debt, less current portion:
     Telecommunications                               260           264
     Other                                            102            97
Deferred Income Taxes                                 234           235
Retirement Benefits                                    52            54
Accrued Reclamation Costs                             100            99
Other Liabilities                                     147           170
Minority Interest                                     219           214

Stockholders' Equity (Redeemable common stock
  $1,149 million aggregate redemption value):
   Common equity                                    1,152         1,125
   Foreign currency adjustment                         (1)           (1)
   Net unrealized holding gain                         15            16
                                                   ------        ------
Total Stockholders' Equity                          1,166         1,140
                                                   ------        ------
                                                   $2,464        $2,488
                                                   ======        ======
See accompanying notes to condensed financial statements.


                  KIEWIT DIVERSIFIED GROUP

             Condensed Statements of Cash Flows
                        (unaudited)

                                                     Three months ended
                                                          March 31
(dollars in millions)                                 1996          1995

Cash flows from operations:
  Net cash provided by (used in)
    continuing operations                            $  16         $ (29)

Cash flows from investing activities:
  Proceeds from sales and maturities of
     marketable securities and investments              67           245
  Purchases of marketable securities                   (82)          (72)
  Capital expenditures                                 (16)         (119)
  Acquisitions and investment in affiliates            (64)         (129)
  Deferred development costs and other                  (4)          (12)
                                                     -----         -----
     Net cash used in investing activities             (99)          (87)

Cash flows from financing activities:
  Proceeds from long-term debt borrowings                6            21
  Payments on long-term debt, including
     current portion                                    (7)           (9)
  Repurchases of common stock                           (9)           (2)
  Exchange of Class B&C Stock for Class D Stock         19            54
  Payments of dividends                                (12)            -
  Other                                                  -             1
                                                     -----         -----
     Net cash provided by (used in)
        financing activities                            (3)           65

Cash flows from proceeds due to sales of
  discontinued packaging operations                      -            29
                                                     -----         -----

Net change in cash and cash equivalents                (86)          (22)

Cash and cash equivalents at beginning of period       363           330
                                                     -----         -----

Cash and cash equivalents at end of period           $ 277         $ 308
                                                     =====         =====

Noncash investing activities:
  Issuance of MFS stock for the purchase of
    telecommunications companies                     $   -         $   6

See accompanying notes to condensed financial statements.


                    KIEWIT DIVERSIFIED GROUP

             Notes to Condensed Financial Statements

1.   Basis of Presentation:

     The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 30, 1995 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 30, 1995.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report their assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.   Earnings (Loss) Per Share:

     Primary earnings (loss) per share of common stock have been computed using the weighted average number of shares outstanding during each period. Fully diluted earnings
     (loss) per share have not been presented because they are not materially different from primary earnings (loss) per share. The number of shares used in computing earnings
     (loss) per share was 23,236,057 for the three months ended March 31, 1996 and 21,265,769 for the three months ended March 31, 1995

3.   Summarized Financial Information:

     The  Group's  50%  portion  of  PKS'  corporate  assets  and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and
     specifically   attributable  items  are   as   follows:

                    KIEWIT DIVERSIFIED GROUP

             Notes to Condensed Financial Statements

     (dollars in millions)
                                                  March 31,   December 30,
                                                    1996          1995

     Cash and cash equivalents                    $  -          $  -
     Marketable securities                           9            10
     Property, plant and equipment, net              5             5
     Other assets                                    3             3
                                                  ----          ----
        Total Assets                              $ 17          $ 18
                                                  ====          ====

     Accounts payable                             $ 13          $ 23
     Long-term debt, including current portion       2             3
     Other liabilities                               1             -
                                                  ----          ----
        Total Liabilities                         $ 16          $ 26
                                                  ====          ====

                                                  Three Months Ended
                                                       March 31,
                                                  1996          1995

     Other income (expense), net                   (1)            1


     Corporate   general  and  administrative  costs  have   been
     allocated to the Group. These allocations were $2 million and $1 million for the three months ended March 31, 1996 and 1995.

     Mine management expense from the Construction & Mining Group was $7 million and $8 million for the three months ended
     March 31, 1996 and 1995.

4.   Acquisitions:

     On  March  6, 1996, RCN Corporation ("RCN") a subsidiary  of
     KDG,  closed an asset purchase agreement, along  with  other ancillary  agreements,  with  Liberty  Cable  Company,  Inc.
     ("Liberty") to purchase an indirect 80% interest in certain private cable systems in New York City and selected areas of New
     Jersey.   The cable systems provide subscription  television
     services using microwave frequencies.  RCN paid sellers  $27 million  on  the  closing date and has a contingent  payment obligation  of $15 million that it expects to  pay  in  full during  1996.  Payment of the obligation is contingent  upon
     Liberty  attaining  specific  levels  of  subscribers.   The
     transaction  was accounted for as a purchase  and  Liberty's
     operating   results   have  been  consolidated   since   the
     acquisition date.  Intangible assets recognized to date  are approximately  $18 million, which are being  amortized  over periods  of  5 to 15 years. Payments of the obligation  will
     also be included in intangible assets.   Liberty's 1995  and
     1996 operating results prior to the acquisition were not significant relative to the Group's results.

                    KIEWIT DIVERSIFIED GROUP

             Notes to Condensed Financial Statements


5.   Investments:

     In February 1996, the Group exercised 1.5 million CE options at a price of $9 per share. The transaction increased the Group's ownership interest in CE to 24%. In addition, the Group has 4.3 million options to purchase additional CE stock at prices of $11.625 to $12 per share. Of these, 3.3 million options at $12 per share may be exercised if CE's common stock trades at or above $24 per share for 180 consecutive days.

6.   Other Matters:

     In 1994, several former shareholders of a MFS subsidiary filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them, causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Defendants expect that a trial will be held in 1996. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liability pursuant to the indemnity agreement.

     The Group is involved in other various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position, future results of operations or future cash flows.

7.   Subsequent Event:

     On April 1, 1996, RCN purchased Residential Communications Network from C-TEC for cash of $17.5 million. Residential Communications Network is a start-up joint effort with RCN which plans to provide telecommunications services to the residential market. The transaction will be accounted for as a purchase.

                    KIEWIT DIVERSIFIED GROUP

   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations

Results of Operations - First Quarter 1996 vs. First Quarter 1995

Mining. Mining revenue decreased $7 million in the first quarter of 1996 when compared to the first quarter of 1995. The decrease is primarily the result of fewer spot market sales of coal. Spot market coal sales were lower due to the competition within the coal industry and greater hydro-electric power generation in the
western   United  States.   Alternate  source  coal  sales   were
virtually unchanged from the first quarter of 1995.

Operating margins increased approximately 4% in the first quarter of 1996 when compared to the first quarter of 1995. The reduction of lower margin spot market coal sales increased margins. In addition, the constant level of high margin alternate source coal sales for both periods combined with the overall reduction in revenue contributed to the increase in operating margins.

Telecommunications. Sales for C-TEC's telephone group increased $3 million or 8% for the first quarter of 1996 as compared to the same period in 1995. The increase is primarily due to higher local network
revenue,  intrastate  access  revenue  and  long  distance   toll
revenue.   Cable revenue increased $14 million or  59%  in  1996.
The acquisition of Twin County Trans Video, Inc. ("Twin  County")
and the consolidation of Mercom, Inc. ("Mercom") in 1995 and rate
increases   in  April  1995  and  February  1996  are   primarily
responsible for the increase.

The cost of revenue for C-TEC's telephone group in 1996 remained relatively stable as compared to 1995. The cable group's costs increased primarily due to the expenses associated with the additional Twin County and Mercom subscribers and higher programming fees. Also contributing to the increase was additional depreciation and amortization expenses resulting from the Twin County and Mercom acquisitions.

General and Administrative Expenses. General and administrative expenses increased 29% in 1996. The expenses associated with the C-TEC restructuring and higher compensation expenses contributed to the increase.

Investment  Income, net.  Investment income in  the  first  three months  of  1996 increased 33% as compared to the same period  in
1995.   Improvements in the net earnings attributable  to  equity
method investees, primarily from CE, smaller equity losses from Megacable S.A. de C.V., and increases in interest and dividend income contributed to the higher earnings.

Other, net. Other income includes gains and losses on the disposition of property, plant and equipment and other assets, gains on subsidiary stock transactions and other items. In 1996, the lack of gains on subsidiary stock transactions and a decrease in other income related to C-TEC, resulted in the decline of other income.
                    KIEWIT DIVERSIFIED GROUP

 Management's Discussion and Analysis of Financial Condition and
                      Results of Operations

Results of Operations - First Quarter 1996 vs. First Quarter 1995

Equity Loss in MFS. MFS is a leading provider of communications services to business. PKS spun-off its investment in MFS to Class D stockholders on September 30, 1995. Prior to the spin-off, the Group included its proportionate share of MFS' losses in the statement of operations. The significant initial development and roll out expenses associated with the expansion activities announced in 1993 and 1995 adversely affected MFS' results.

Provision for Income Taxes. In 1995 the net operating loss limitations of MFS and the settlement of prior period issues, resulted in the higher effective rate.


Financial Condition - March 31, 1996 vs. December 30, 1995

Due to the significant investing activities described below, the Group's working capital decreased $33 million or 4% in the first quarter of 1996.

Investing  activities  include $64 million  of  investments,  $16 million  of  capital  expenditures, net purchases  of  marketable securities  of $15 million and $6 million of deferred development
costs.   The  investments primarily include C-TEC's  $13  million
outlay for a note from Kiewit Construction and Mining Group, which is receivable from Mazon Corporativo, S.A. de C.V., KDG's
$27 million indirect investment in Liberty, the exercise of CE options to purchase CE stock for $14 million, $4 million investment in a Philippine power project and $4 million investment in three
Indonesia power projects. These capital outlays were partially offset by $2 million of proceeds from the sale of property, plant and equipment and other assets.

Financing sources include $19 million for the exchange of Class B&C Stock for Class D Stock and $6 million for the construction financing of a privately owned toll road. Financing uses consist of $12 million for the payment of dividends, $9 million for stock repurchases and $1 million of payments on stockholder notes and C-TEC's $6 million outlay for the payment of long-term debt.

In addition to the C-TEC activities described below, the Group anticipates making significant investments in its infrastructure, telecommunications and energy businesses - including its joint venture agreement with CE covering international power project development activities - and searching for opportunities to acquire businesses which provide for long-term growth. The Group may also exercise 3.3 million CE options at $12 per share if CE's common stock continues to trade at or above $24 per share for 180 consecutive days. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition and borrowing capacity should be sufficient for immediate operating and investing activities.

                    KIEWIT DIVERSIFIED GROUP

   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations

Financial Condition - March 31, 1996 vs. December 30, 1995

On November 8, 1995, C-TEC announced that it is evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, C-TEC is evaluating the advisability and feasibility of separating or restructuring its local telephone business, its cable television business, and its various other communications businesses. C-TEC engaged the investment banking firm Merrill Lynch & Co. to assist with the process. No assurances can be given that any transactions will be consummated.

In March 1996, under the terms of an agreement, RCN agreed to pay C-TEC approximately $123 million for certain of C-TEC's assets, including the long distance group, C-TEC International, which holds the 40% interest in Megacable, S.A. de C.V., and a $13 million note payable by Mazon Corporativo, S.A. de C.V. and Residential Communications Network. RCN purchased Residential Communications Network for cash in a transaction that closed on April 1, 1996. RCN's purchase of the other businesses for cash or C-TEC stock, at RCN's option, is expected to close in the second half of 1996. The transactions are subject to certain conditions including the receipt of all necessary regulatory approvals. The agreement with RCN contains a repurchase option under which C-TEC can reacquire the businesses if a restructuring of C-TEC's main businesses does not occur. Additionally, C-TEC retains a warrant to reacquire a 6% stake in Residential Communications Network. The agreement with RCN was approved by a special committee of the board of directors of C-TEC, composed of directors unaffiliated with either C-TEC or PKS.